September 7, 2018

Keith O’Connell, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  Form AW – Request for Withdrawal

  T. Rowe Price International Funds, Inc. (“Acquiring Registrant”)

T. Rowe Price International Bond Fund (“Acquiring Fund”)

    T. Rowe Price International Bond Fund—I Class (“I Class”)

   File Nos.: 002-65539 / 811-2958

 Registration on Form N-14/A (333-226401)

 Pre-Effective Amendment No. 1

Dear Mr. O’Connell:

On behalf of Acquiring Fund and the I Class, a series and class of the Acquiring Registrant, the Acquiring Registrant hereby requests the withdrawal of the above-mentioned Pre-Effective Amendment to the Acquiring Registrant’s Registration Statement on Form N-14. The Pre-Effective Amendment No. 1 was originally filed with the Securities and Exchange Commission on September 4, 2018.

The initial filing of the Acquiring Fund’s Registration Statement on Form N-14 went effectively automatically on August 31, 2018.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 2013, or in my absence, Vicki Horwitz at 410-577-5024 or Brian R. Poole at 410-345-6646.

/s/ Darrell N. Braman

Darrell N. Braman

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.